EXHIBIT 99.1

Annual Meeting of Shareholders of

Suncor Energy Inc.

May 3, 2011

Report of Voting Results

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

May 3, 2011

REPORT OF VOTING RESULTS

National Instrument 51-102 — Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.                                       By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Withheld	%

Mel E. Benson	867,669,800	80.96	204,113,807	19.04
Dominic D’Alessandro	1,063,741,381	99.25	8,042,226	0.75
John T. Ferguson	1,063,574,471	99.23	8,209,136	0.77
W. Douglas Ford	1,046,494,947	97.64	25,288,660	2.36
Richard L. George	1,065,024,433	99.37	6,759,174	0.63
Paul Haseldonckx	1,064,291,436	99.30	7,492,025	0.70
John R. Huff	1,045,905,049	97.59	25,878,558	2.41
Jacques Lamarre	1,046,748,022	97.66	25,035,584	2.34
Brian F. MacNeill	1,061,125,775	99.01	10,657,832	0.99
Maureen McCaw	1,045,984,500	97.59	25,798,615	2.41
Michael W. O’Brien	1,063,502,499	99.23	8,281,108	0.77
James W. Simpson	1,045,965,732	97.59	25,817,875	2.41
Eira M. Thomas	961,224,202	89.68	110,559,404	10.32

2.                                       By resolution passed by show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, was appointed to serve as Suncor’s independent auditors for 2011.

3.                                       Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular delivered in advance of the meeting was approved by a vote, conducted by ballot, of 1,004,359,342 (93.72%) for and 67,337,006 (6.28%) against.